HBOS plc

The Mound
Edinburgh
EH1 1YZ

7 May 2004

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 2054[redacted]
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

04030237

SUPPL

RECEIVED MAY 18 2004

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st **April to 30th April 2004**.

Announcements made to the London Stock Exchange:-

PROCESSED MAY 19 2004 THOMSON FINANCIAL

01.04.04	Director Declaration
01.04.04	Noficiation of major interest in shares in Woolworth
02.04.04	Halifax Price Index
02.04.04	Rule 8 Disclosure - Cox Insurance Holdings
05.04.04	Notification of Major interest in Shares in Brixton plc
05.04.04	Director Shareholding - HBOS plc Employee Trust Limited
08.04.04	HBOS has material interest in 480,053 ordinary shares in South Staffordshire plc
08.04.04	Rule 8 Disclosure - Chelsfield plc
08.04.04	Rule 8 Disclosure - Simon Group plc
08.04.04	Rule 8 Disclosure - Inter-Alliance Group
08.04.04	Rule 8 Disclosure - Profile Therapeutics
08.04.04	Director Shareholding - HBOS plc Long Term Executive Bonus Plan
13.04.04	Rule 8 Disclosure - Taylor & Francis Group
13.04.04	HBOS has material interest in 1,920,219 ordinary shares in Homeserve plc
14.04.04	Director Shareholding - BOS Profit Sharing Stock Ownership Scheme
15.04.04	Rule 8 Disclosure - De Vere Group plc
16.04.04	Notification of major interest in shares - Woolworths
16.04.04	Rule 8 Disclosure - Mentmore plc
19.04.04	Additional Listing - 240,000 ordinary shares BOS SAYE Scheme
19.04.04	Rule 8 Disclosure - Berkeley Berry Birch
19.04.04	Rule 8 Disclosure - Mentmore plc
19.04.04	Rule 8 Disclosure - Inter-Alliance Group
19.04.04	Director Shareholding - BOS Profit Sharing Stock Ownership Scheme
20.04.04	Rule 8 Disclosure - WH Smith
20.04.04	Notificaiton of major interest in shares - Phytopharm PLC
21.04.04	Director Shareholding - BOS Profit Sharing Stock Ownership Scheme
21.04.04	Rule 8 Disclosure - WH Smith
22.04.04	Rule 8 Disclosure - Cox Insurance Holdings
22.04.04	Rule 8 Disclosure - WH Smith
23.04.04	Rule 8 Disclosure - Cox Insurance Holdings
23.04.04	Rule 8 Disclosure - WH Smith plc

23.04.04	Director Shareholding - HBOS plc Employee Trust Limited
23.04.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership
26.04.04	Rule 8 Disclosure - De vere Group plc
26.04.04	Rule 8 Disclosure - WH Smith plc
26.04.04	Rule 8 Disclosure - Cox Insurance Holdings
26.04.04	Rule 8 Disclosure - Wintrust plc
27.04.04	Notification of major interest in shares - Polar Capital Technology Trust
27.04.04	HBOS AGM Statement 2004
27.04.04	Rule 8 Disclosure - WH Smith plc
27.04.04	Notification of major interest in shares - Vernalis PLC
28.04.04	HBOS plc Insurance & Investment Seminar - 28 April 2004
28.04.04	Results of AGM
28.04.04	Rule 8 Disclosure - London Bridge Soft
28.04.04	Rule 8 Disclosure - WH Smith plc
29.04.04	Notification of major interest in shares - Domestic & General Group
29.04.04	Director Shareholding - HBOS plc Employee Trust Limited
29.04.04	Notification of major interest in shares - Woolworths Group
30.04.04	Rule 8 Disclosure - De Vere Group
30.04.04	Rule 8 Disclosure - London Bridge Software
30.04.04	Rule 8 Disclosure - Inter-Alliance Group
30.04.04	Rule 8 Disclosure - WH Smith plc

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	36,624 Shares registered on 01.04.04
2 Form 88(2)'s – Return of Allotment of	23,240 Shares registered on 02.04.04
1 Form 88(2)'s – Return of Allotment of	14,204 Shares registered on 05.04.04
1 Form 88(2)'s – Return of Allotment of	26,307 Shares registered on 06.04.04
1 Form 88(2)'s – Return of Allotment of	18,740 Shares registered on 07.04.04
2 Form 88(2)'s – Return of Allotment of	65,045 Shares registered on 08.04.04
1 Form 88(2)'s – Return of Allotment of	51,844 Shares registered on 13.04.04
1 Form 88(2)'s – Return of Allotment of	24,566 Shares registered on 14.04.04
1 Form 88(2)'s – Return of Allotment of	4,996 Shares registered on 15.04.04
1 Form 88(2)'s – Return of Allotment of	12,095 Shares registered on 16.04.04
1 Form 88(2)'s – Return of Allotment of	5,193 Shares registered on 19.04.04
1 Form 88(2)'s – Return of Allotment of	7,166 Shares registered on 20.04.04
1 Form 88(2)'s – Return of Allotment of	9,385 Shares registered on 21.04.04
1 Form 88(2)'s – Return of Allotment of	17,641 Shares registered on 22.04.04
1 Form 88(2)'s – Return of Allotment of	67,539 Shares registered on 23.04.04
1 Form 88(2)'s – Return of Allotment of	6,786 Shares registered on 26.04.04
1 Form 88(2)'s – Return of Allotment of	9,389 Shares registered on 27.04.04
1 Form 88(2)'s – Return of Allotment of	74,800 Shares registered on 28.04.04
1 Form 88(2)'s – Return of Allotment of	62,161 Shares registered on 29.04.04
1 Form 88(2)'s – Return of Allotment of	66,616 Shares registered on 30.04.04

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Manager

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordianry
Number allotted	25,869	3,116	4,639
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	738.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 33,624
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Mrs Jean Robertson Taylor	Class of shares allotted: Ordinary	Number allotted: 3,000
Address: 18 Granby Road, Edinburgh		
UK postcode: EH16 5NL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 1/4/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,703	4,001	3,536
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 17,240
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/4/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	750.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Howard Ian Trafford	Ordinary	6,000
Address		
8 Millers Close Waverton Chester		
UK postcode CH3 7QE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/4/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,482	3,722	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 14,204
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 6/4/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 / 04 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17,207	2,310	250
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,540		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	740.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 19,767
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Class of shares allotted: Ordinary	Number allotted: 6,540
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 6/4/4

~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

mployee o	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
16721	Martin James Cutbill	NB352525A	4 Lawnsdale	Cuddington	Northwich	Cheshire	CH8 2UT	2,400	535.33	
								2,750	574.33	
								190	712.50	
								5,340		**5,340**
04771	Douglas David Anderson	YK790786D	8 Wester Coates Gardens	Edinburgh			EH12 5LT	1,200	259.83	
								1,200		**1,200**
	6th April 2004								**Total**	**6,540**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	17,546	1,194	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	18,740
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy / [signature] Date 14/4/4

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	08	04	2004
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,868	1,451	5,930
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From (Day / Month / Year)	To (Day / Month / Year)
Date	08 / 04 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,140	3,124	2,240
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	570.00p	472.53p	736.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,539	3,092	2,838
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.00p	668.00p	654.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,308	1,555	194
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	562.00p	598.00p	574.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,248	1,076	527
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	578.79p	537.00p	410.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	36,691
Name: Halifax Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	2,066
Name: See separate schedules (1) to (5) Address: UK postcode:	Ordinary	12,373
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 6

Signed [signature] Date 14/4/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Number	Title	Forenames	Surname	NI no.	Address				163.6	207.864	218.93	428.27	459.47	570	472.53	Total Units
906799	Mrs	Mary Fraser Dalgarno	Mitchell	NE860108	8 Baberton Mains Dell		EDINBURGH	EH14 3DQ	0	0	0	0	0	467	0	467
905921	Mrs	Anne	Brodie	YB758520	4 Craigs Drive	Corstorphine	EDINBURGH	EH12 8UW	0	0	398	551	1002	0	492	2443
907452	Mrs	Margaret	Patrick	YP537149	12 Fernlea Avenue	Mauchline	AYRSHIRE	KA5 6BX	0	0	0	0	0	145	133	278
915844	Mrs	Lynda Margaret	Beverley	YP493073	114 Oldfield Crescent	Lache Lane	CHESTER	CH4 7PF	0	0	0	148	0	0	0	148
905215	Mr	Stephen	Fogarty	YT946477	4 Cochrane Place		EDINBURGH	EH6 8AH	0	0	0	752	0	385	0	1137
906655	Mrs	Maureen	Kitcher	YT564071	40 Birkdale Park	Armadale	WEST LOTHIAN	EH48 2NE	0	0	0	0	0	143	130	273
908038	Mrs	Sally Ann	Prophet	WE507804	2 Hillcrest Road	Kelsall	TARPORLEY	CW6 0SH	0	0	0	0	0	0	328	328
									0	**0**	**398**	**1451**	**1002**	**1140**	**1083**	**5074**

1

ployee	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
225	David Ian James	WE234354A	Bryn Gwyn	120 Ely Road	Llandaff	Cardiff	CF5 2DA	2,240	574.33	
								2,240		**2,240**
	7th April 2004								**Total**	**2,240**

2

Certificated

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Exercise Value	Shares To:
Miss	Anne-marie	Thomas	8 Mosham Close	Blaxton	Doncaster	South York	NX377757D	HFX	21/02/2001	6.8	08/04/2004	217	08/04/2004	1475.6	Share Cetificate

4

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 7th April 2004

Mr Ashley Charles Dobson 19C Parkdale West WOLVERHAMPTON WV1 4TE	515
Mrs Deborah Jane Doyle 11 Bridge Court Hucknall NOTTINGHAM NG15 6BW	392
Mrs Karen Selenda Hill 7 Burnham Road Westcott AYLESBURY Bucks HP18 0PL	208
Mrs Sharon McGuigan 39 Groveburn Avenue Thornliebank GLASGOW G46 7DA	174
Mrs Jean Neilson 12 Viking Crescent Houston JOHNSTONE Renfrewshire PA6 7LQ	704
Mrs Joanne Shirley Ward 11 Pantile Close WITHAM Essex CM8 1GZ	220
Mrs Janet McDowall Duncan 28 Urquhart Road	197

DINGWALL
Rossshire IV15 9PE

Mr James McKenzie Fraser 514
21 Wemyss Point
Undercliff Road
WEMYSS BAY
Renfrewshire PA18 6AQ

Mrs Evelynne Christine Scott 277
18 Craigentinny Grove
EDINBURGH
EH7 6QD

Ms Sheung Kwai Siu 118
Flat F 27/F Blk 1
Hong Kong Gold Coast
Phase I 1 Castle Peak Road
NEW TERRITORIES HONG KONG

Ms Dianne Elizabeth Winnard 222
90 Braid Road
Morningside
EDINBURGH
EH10 6AP

Mr Michael Kriese 130
7 Ripley Gardens
WORCESTER
WR4 0SH

(5)

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 31st March 2004

Mrs Anne Richardson 26 Bowling Green Road Stainland HALIFAX West Yorkshire HX4 9PF	623
Mrs Anne Richardson 26 Bowling Green Road Stainland HALIFAX West Yorkshire HX4 9PF	548
	1171

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,915		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	727.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited (A/C Halifax)	Class of shares allotted: Ordinary	Number allotted: 13,915
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/4/04

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,763	1,564	1,017
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	41,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	735.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	10,344
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Christopher Jesse Brobbel	Ordinary	41,500
Address: 26 Cammo Grove Edinburgh		
UK postcode: EH4 8EX		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14/4/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 14 Month 04 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,853	16,769	1,871
Nominal value of each share	25p	25p	25P
Amount (if any) paid or due on each share *(including any share premium)*	735.0p	680.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	557	2,362	154
Nominal value of each share	25p	25p	25P
Amount (if any) paid or due on each share *(including any share premium)*	751.2p	410.0p	598.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	17,591
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Ordinary	154
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr David Burns	Ordinary	2,362
Address: 23 The Wold Claverley Wolverhampton		
UK postcode: WV5 7BD		
Name: Alan Edward Bottomley	Ordinary	2,853
Address: 7 Morley Close Mickle Trafford Chester		
UK postcode: CH2 4QS		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 14/4/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Miss Pui-Lin Chan	Class of shares allotted: Ordinary	Number allotted: 400
Address: 35 Kentlea Road Thamesmead London		
UK postcode: SE28 0JR		
Name: Mr James Logie Milton	Class of shares allotted: Ordinary	Number allotted: 1,206
Address: 21 Wellside Road Balloch Inverness		
UK postcode: IV2 7GS		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ Date ____________

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	04	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	4,996		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	4,996
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 15/4/4

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16 / 04 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,098	997	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 12,095
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/4/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver.~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,193		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 5,193
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 19/4/4

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,567	3,599	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 6,695
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Miss Elfriede Susanne Sharpe	Class of shares allotted: Ordinary	Number allotted: 471
Address: 26 Kitchener Street, Swindon		
UK postcode: SN2 1EZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 20/4/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	983	2,796	74
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	562.0p	574.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	622	1,910	3,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	597.5p	610.0p	742.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	1,910
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
See schedule attached (1)	Ordinary	3,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
See schedule attached (2)	Ordinary	983
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
See schedule attached (3)	Ordinary	3,492
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 4

Signed [signature] Date 21/4/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

ployee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
752	Miss Susan Macpherson Walker	NE922512D	16 Bonaly Wester	Colinton	Edinburgh	EH13 0RQ	3,000	610.00	
							3,000		3,000
	21st April 2004							**Total**	3,000

(1)

(2)

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 21st April 2004

Mr Alan Ingram 4 Solway Gardens Monifieth Dundee DD5 4TR	983
1 record	**983**

3

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 21st April 2004

Mrs Alison L Clarke 170 Cliffe Lane Gomersal CLECKHEATON West Yorkshire BD19 4SY	340
Mr John Paul Craddock 16 Ashbourne Avenue Braddan Douglas ISLE OF MAN	515
Mr Martin James Cutbill 4 Lawnsdale Cuddington NORTHWICH Cheshire CW8 2UT	632
Mr Alan Ingram 4 Solway Gardens Monifieth Dundee DD5 4TR	144
Mr Nicholas Paul Irvine The Coach House The Old Rectury Steppingley Bedfordshire BEDFORD MK45 5AT	1288
Mrs Maureen Kitcher 40 Birkdale Park Armadale BATHGATE West Lothian EH48 2NE	92
Mr Alan David Elwes Mitchell 38 Broomieknowe Gardens BONNYRIGG Midlothian EH19 2JD	205

3 cont'd

Mr Christopher Thornton
83 Field Rise
Littleover
Derby DE23 1DF 276

3492

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day / Month / Year	Day / Month / Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22 / 04 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,114	12,527	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	680.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	12,388
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See schedule attached	Ordinary	5,253
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 22/4/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (DEPUTY)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Certificated

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Exercise Value	Shares To:
Mr	Alan	Ingram	4 Solway Gardens Monifieth	DUNDEE	DD5 4TR							474	22/04/2004	£ -	Share Certificate
	The Governor and Company of the Bank of Scotland	(Exy Joan Morrison Dec'd)	Apex House	9 Haddington Place	Edinburgh	EH7 4AL						701	22/04/2004	£ -	Share Certificate
Mr	Andrew	White	20 Pickwick Road	Corsham	SN13 9BT		YL222367A	HFX	21/02/2001	£ 6.80	22/04/2004	870	22/04/2004	£ 5,916.00	Share Certificate
Mrs	Luisa	Yoldi	Pl Castellana 86	28046	Madrid	Spain	E-50532579S	BHH	21/02/2001	£ 6.80	22/04/2004	1007	22/04/2004	£ 6,847.60	Share Certificate
Ms	Diane Elizabeth	Winnard	90 Braid Road	Morningside	Edinburgh	EH10 6AP	NW031899C	HFX	21/03/2003	£ 6.54	22/04/2004	2201	22/04/2004	£ 14,394.54	Share Certificate
												5253			

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	23	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	22,601	3,737	12,482
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	23	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,070	3,231	7,368
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	570.00p	472.53p	741.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	04	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	12,716	1,334	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	680.00p	654.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	44,527
Name: Iain David Boyd Fiddes Address: Eastacres, 577 Lanark Road West, Balerno, Midlothian UK postcode: EH14 7BL	Ordinary	4,368
Name: Mrs Diane Elizabeth Winnard Address: 90 Braid Road, Morningside, Edinburgh UK postcode: EH10 6AP	Ordinary	3,000
Name: See schedule attached Address: UK postcode:	Ordinary	15,644

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] **Date** 5/5/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number *DX exchange*

S Number	Title	Forenames	Surname	NI no.	Address				163.6	207.864	218.93	428.27	459.47	570	472.53	Total Units
909690	Mrs	Janice Marina	Wilson	WE810705	34 Clackmae Road		EDINBURGH	EH16 6NZ	0	0	0	0	0	0	205	205
909873	Mrs	Margaret Wright Goodman	Whyte	ZY389655	23 Clarebank Crescent		EDINBURGH	EH6 7NL	0	0	0	419	788	0	0	1207
912045	Mr	Kevin John	O'Driscoll	NZ105051	79c Churchfields	South Woodford	LONDON	E18 2RB	0	0	0	0	0	763	91	854
910075	Mrs	Sheena Dianne	Rae	NX454770	41 Pennan Road	Ellon	ABERDEEN	AB41 8AT	0	0	0	0	0	793	91	884
904782	Mr	Michael Alexander	Brougham	YR936197	3 Lyne Grove	Crossford	DUNFERMLINE FIFE	KY12 8YB	0	0	1595	0	626	0	0	2221
910466	Ms	Diane Elizabeth	Winnard	NW031899	90 Braid Road	Morningside	EDINBURGH	EH10 6AP	0	0	0	1374	1941	396	0	3711
910569	Mrs	Lynn Ann	Stewart	NS062796	29 Ledrish Avenue	Balloch		G83 8LJ	0	0	0	0	124	0	0	124
906132	Mrs	Marilyn Anne	Irwin	YB431142	24 Baberton Mains Drive		EDINBURGH	EH14 3BS	0	0	0	687	652	469	0	1808
921054	Mrs	Morag	Russell	NH756066	9 Cluny Road	Dingwall	ROSS-SHIRE	IV15 9NS	0	0	0	0	0	0	154	154
904917	Mr	James Duncan	Duthie	YS831478	30 The Roundel Lundin Links	Leven	FIFE	KY8 6HN	0	0	0	419	333	347	319	1418
907851	Miss	Michelle	McLardy	NP420853	25 Borrowstoun Crescent	Bowness	WEST LOTHIAN	EH51 0JF	0	0	0	0	249	0	0	249
915964	Mrs	Christine	Leith	YL752558	34 Ryecroft	Elton	CHESTER	CH2 4LR	0	0	0	419	272	297	0	988
905323	Mr	James Logie	Milton	YW557385	21 Wellside Road	Balloch	INVERNESS	IV2 7GS	0	0	0	0	0	119	200	319
908114	Mrs	Mary Jane	Brown	YT595634	13 Hillwood Gardens	Ratho Station	MIDLOTHIAN	EH28 8PX	0	0	0	419	197	0	0	616
916721	Mr	Martin James	Cutbill	NB352525	4 Lawnsdale Delamere Park	Cuddington	NORTHWICH	CW8 2UT	0	0	0	0	0	886	0	886
									0	**0**	**1595**	**3737**	**5182**	**4070**	**1060**	**15644**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 6 0 4 2 0 0 4	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,753	1,033	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 6,786
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 5/5/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,205	2,025	159
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	9,389
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 5/5/4

A ~~director~~ deputy / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	04	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	43,563	10,798	1,448
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (*including any share premium*)	680.0p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	257	731	20
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	574.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	28	04	2004
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,173	15,810	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	756.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 57,982
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,008
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Martin James Cutbill	Class of shares allotted: Ordinary	Number allotted: 15,810
Address: 4 Lawnsdale, Cuddington, Northwich, Cheshire		
UK postcode: CH8 2UT		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 5/5/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,280	955	4,296
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
Date	29 04 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,260	7,265	36,071
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	570.00p	472.53p	680.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,328	4,358	348
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	668.00p	654.00p	712.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	54,744
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See schedule attached	Ordinary	7,417
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 11/5/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Number	Title	Forenames	Surname	NI no.	Address				163.6	207.864	218.93	428.27	459.47	570	472.53	Total Units
912642	Miss	Fiona	Hunter	JA396103	4 Auchentiber Place Southcraigs	Kilmarnock	AYRSHIRE	KA3 6BG	0	0	0	0	0	230	248	478
904780	Mr	James	Boags	YM700829	47 Caiyside	Fairmilehead	EDINBURGH	EH10 7HW	0	0	0	955	712	334	478	2479
907485	Mrs	Margaret Douglas	Hughes	YA997146	39 Badger Meadows Waterside Meadows	Broxburn	WEST LOTHIAN	EH52 5TD	0	0	0	0	0	0	912	912
908905	Mr	William David	Brown	NE885315	26 Haldane Place	Murray	EAST KILBRIDE	G75 0LN	0	0	199	0	124	177	156	656
915652	Mrs	Sandra	Warburton	WL302473	4 Crosswood Avenue		BALERNO	EH14 7HT	0	0	0	0	0	745	0	745
909049	Mr	Christopher Andrew	Henderson	NB291413	3 Allan Park Crescent		EDINBURGH	EH14 1LE	0	0	0	0	0	287	434	721
910938	Mrs	Marilyn	Buchanan	YR884435	Craigmailen 34 Tolsta Crescent	Polmont	FALKIRK	FK2 0XN	0	0	0	0	272	0	222	494
905308	Miss	Patricia Anne	Obrien	YY732773	24 Mcinnes Road	Markinch	FIFE	KY7 6BA	0	0	0	0	0	487	445	932
									0	**0**	**199**	**955**	**1108**	**2260**	**2895**	**7417**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 04 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	58,608	1,825	5,451
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	732		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

UK postcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 66,219
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Mr Roy Martin Freeman	Class of shares allotted: Ordinary	Number allotted: 397
Address: 23 Eastgate Road Holmes Chapel Crewe Cheshire		
UK postcode: CW4 7BN		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 11/5/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Declaration
Released	11:15 1 Apr 2004
Number	2174X

HBOS plc

Following the announcement of the appointments of Kate Nealon and David Shearer as Non-Executive Directors of HBOS plc with effect from 23 March 2004, the Company confirms that pursuant to paragraphs 16.4 and 6.F.2 (b) to (g) of the Listing Rules there are no details to be disclosed.

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Company	Woolworths Group PLC
TIDM	WLW
Headline	Holding(s) in Company
Released	16:13 1 Apr 2004
Number	2418X

WOOLWORTHS GROUP PLC

RNS Number:2418X
Woolworths Group PLC
1 April 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

WOOLWORTHS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT STATED

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE NOTIFICATION BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

NOT STATED

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 12.5P EACH

10) Date of transaction

NOT STATED

11) Date company informed

1 APRIL 2004

12) Total holding following this notification

56,353,290

13) Total percentage holding of issued class following this notification

3.99%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JONATHAN BLOOM
0207 706 5033

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 1ST APRIL 2004

LETTER TO: WOOLWORTHS GROUP PLC DATED 1ST APRIL 2004

Companies Act 1985 (as amended)(the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 12.5p shares comprising part of the relevant share capital of Woolworths Group plc ("the Company")

Pursuant to Section 198 of the Act we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act), in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder	Fund	Number of Share Held:	Percentage Holding
Chase Nominees a/c CMIG	1105	4,314,773	0.305%
Chase Nominees a/c CMIG	2304	16,322,472	1.156%
Chase Nominees a/c CMIG	2314	17,330,000	1.227%
Chase Nominees Ltd	WP	7,425,861	0.526%

HSBC Global Custody Nominees (UK) Ltd a/c 921561	SJP RF03	1,700,080	0.120%
HSBC Global Custody Nominees (UK) Ltd a/c 921548	SJP RF04	602,220	0.043%
HSBC Global Custody Nominees (UK) Ltd a/c 921573	SJP RF02	2,158,110	0.153%
HSDL Nominees Ltd	N/A	95	0.000%
Morgan Nominees Ltd	HPFO	106,000	0.008%
Morgan Nominees Ltd	HXPEN	129,000	0.009%
Morgan Nominees Ltd	HPBA	139,000	0.010%
Morgan Nominees Ltd	HLFO	1,881,432	0.133%
Morgan Nominees Ltd	HLBA	2,122,062	0.150%
Morgan Nominees Ltd	HXLFE	2,122,185	0.150%
Aggregate (material) holding of HBOS group		56,353,290	3.990%

LETTER FROM: HBOS PLC

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-Mar 2004
Released	08:00 2 Apr 2004
Number	2588X

Halifax House Price Index

National Index **March**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **490.2** Monthly Change **2.2%** Annual Change **18.5**

Standardised Average Price (seasonally adjusted) **£151,467**

Key Points

- House prices increased by 2.2% in March, taking UK house prices through the £150, barrier with an average price of £151,467.
- The average price in Yorkshire and the Humber breached the £100,000 mark during first quarter, making it the last English region to do so. Average prices remain below t level in only Scotland (£85,212) and Northern Ireland (£93,692).
- Prices continued to rise most rapidly in northern England and Wales in the first quart 2004 - North West (9.7%), North (9.4%), Wales (8.3%) and Yorkshire and the Humbe (8.1%).
- The south has seen the smallest price rises over the last 12 months: The South East (7.3%), Greater London (9.1%) and East Anglia (9.3%) have all recorded price rises less than 10%. The biggest increases in prices over the past year have been in the N (36.0%) and Wales (35.6%).
- The north/south divide has narrowed with the gap between the average price in Grea London and the North falling by almost £10,000 over the past year from £135,901in 2 Quarter 1 to £125,981 in 2004 Quarter 1.
- There were 120,000 property transactions in England and Wales on average in the th months from December to February (on a seasonally adjusted basis), according to th Inland Revenue. This was 11% higher than in the preceding three months and was a

the 114,000 monthly average over the past 10 years, confirming the momentum in th housing market.

- Whilst the number of properties sold has risen, the stock of properties available for sa on estate agents' books has fallen, contributing to the ongoing strength of house pric The latest figures from the Royal Institute of Chartered Surveyors (RICS) show an 11 decline between October 2003 and February 2004, taking unsold stock levels very cl to the lowest recorded level in May 2002.

Commenting, Martin Ellis, chief economist, said:

"House prices rose by 2.2% in March, broadly in line with the average increase during the previous three months, as strong demand and tight supply conditions continue to drive house prices up. The ongoing strength of the market has taken the average UK house price through the £150,000 barrier for the first time with an average price of £151,467 in March.

Regionally, the north still leads the way with the biggest price rises experienced in northern England and Wales in the first quarter. Prices are rising in the south, but have done so at a much more modest pace over the past year. This has led to a narrowing in the north/south divide and we expect this trend to continue during the remainder of 2004 as prices again rise more quickly in the north."

House prices continue to rise most rapidly in northern England and Wales..........

House prices increased in all regions of the UK during the first quarter. The biggest rises were in northern England – North West (9.7%), North (9.4%), Wales (8.3%) and Yorkshire and the Humber (8.1%). The same regions have recorded the largest price rises over the past year with the North experiencing the biggest gain (36.0%).

At the other end of the spectrum, the southern regions of England have seen the smallest price rises over the last 12 months: The South East (7.3%), Greater London (9.1%) and East Anglia (9.3%) have all recorded price rises of less than 10%.

As a result, the north/south divide has narrowed with the gap between the average price in Greater London and the North falling by nearly £10,000 over the past year from £135,901 in 2003 Quarter 1 to £125,981 in 2004 Quarter 1.

The average price in Yorkshire and the Humber breached the £100,000 barrier during the first quarter, making it the last English region to do so. Average prices remain below this level in only Scotland (£85,212) and Northern Ireland (£93,692).

Despite the narrowing in the north/south divide, prices in the South East are above £200,000 with an average price of £208,105 in the first quarter whilst prices in London remain significantly higher than elsewhere at an average of £239,552.

Property transactions continue to pick up.........

Inland Revenue figures show a significant increase in the number of property transactions in England and Wales from 110,000 in January to 144,000 in February on a seasonally adjusted basis. Recent figures, however, have been distorted by a change in the process by which the Revenue collect data. As a result more forms than normal were rejected in December and January, depressing the number of recorded transactions for these two months. The clearance of some of this backlog boosted February's figure. This change clearly makes interpretation of the recent monthly figures very difficult, but smoothing for this distortion still shows a healthy rise in transactions in the past few months with 120,000 property transactions in England and Wales on average in the three months from December to February, 11% higher than in the preceding three months and above the 114,000 monthly average over the past 10 years. These figures confirm the momentum in the housing market and provide further evidence of the recovery in activity following last year's 16% decline in transactions.

A shortage of properties for sale is still adding to upward price pressure........

Whilst the number of properties sold has risen, the stock of properties available for sale on estate agents' books has fallen. The latest figures from the Royal Institute of Chartered Surveyors (RICS) show an 11% decline between October 2003 and February 2004, taking unsold stock levels very close to the lowest recorded level in May 2002. The shortage of properties on the market is contributing to the ongoing strength of house prices. This finding is confirmed by Halifax Estate Agency – one of the country's largest estate agency networks –, who are reporting very high levels of interest from buyers, but low stock levels of houses for sale.

The proportion of First-Time Buyers remains at a 30 year low despite signs of a recent strengthening........................

According to the latest CML figures, there was a strengthening in first-time buyer (FTB) activity in February with an increase in both the number and the proportion of loans to first-time buyers. Whilst FTBs rose as a proportion of all house-buyers taking out a mortgage from 27% in January to 30% in February, this proportion remains the lowest in the last 30 years and is significantly below the 47% average since 1974.

:

NOTE: The 18.5% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Cox Insurance Hldgs
Released	11:31 2 Apr 2004
Number	2805X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................02/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................01/04/2004......................................

Dealing in (name of company)

... Cox Insurance Holdings plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	175,006	£0.840

3. Resultant total of the same class owned or controlled (and percentage of class)

.........12,198,140...........(3.888%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Brixton PLC
TIDM	BXTN
Headline	Holding(s) in Company
Released	13:52 5 Apr 2004
Number	3547X

BRIXTON

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Brixton plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees a/c CMIG	19,000
Chase Nominees a/c CMIG	130,036
Chase Nominees a/c CMIG	441,569
Chase Nominees Ltd	53,172,393
HSBC Global Custody Nominees (UK) Ltd	4,091
HSBC Global Custody Nominees (UK) Ltd	212,000
HSBC Global Custody Nominees (UK) Ltd	1,227,873
HSDL Nominees Ltd	16
JP Morgan Chase Bank, Luxembourg	10,657
Morgan Nominees Ltd	12,570
Morgan Nominees Ltd	349,430

State Street - FE1D 22,350

Total 55,601,985

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

9. Class of security

Ordinary shares of 25p

10. Date of transaction

n/a

11. Date company informed

5 April 2004

12. Total holding following this notification

55,601,985

13. Total percentage holding of issued class following this notification

20.72

14. Any additional information

HBOS plc have confirmed that the decrease in its percentage holding is due to the change in Brixton plc's issued share capital and not as a result of any movement in its holding.

15. Name of contact and telephone number for queries

Sue Dixon (020 7399 4505)

16. Name and signature of authorised company official responsible for making this notification

Sue Dixon, Company Secretary

Date of notification

5 April 2004

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:22 5 Apr 2004
Number	3558X

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 2 April 2004 that 15,579 ordinary shares of 25p each have been released by HBOS plc Employee Trust Limited (the 'Trustee') as follows:-

29 March 2004 - 5,400

31 March 2004 - 8,179

1 April 2004 - 2,000

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,648,039 shares still held by the Trustee.

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Company	South Staffordshire Plc
TIDM	SSW
Headline	Holding(s) in Company
Released	10:57 8 Apr 2004
Number	4985X

RNS Number:4985X
South Staffordshire Plc
08 April 2004

On 8 March 2004, the Company was informed, in accordance with Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material interest in 480,053 ordinary shares of 42.5 pence each in the Company - 3.770% of the issued shares.

8 March 2004

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Chelsfield plc
Released	11:50 8 Apr 2004
Number	5038X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................08/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................07/04/2004......................................

Dealing in (name of company)

... Chelsfield plc...............

1. Class of securities (eg ordinary shares)

.........Ord 20p..

2.

Amount bought	Amount Sold	Price per unit
1		£3.179

3. Resultant total of the same class owned or controlled (and percentage of class)

...282,522............0.100%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Simon Group plc
Released	11:51 8 Apr 2004
Number	5039X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................08/04/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................07/04/2004.....................................

Dealing in (name of company)

... Simon Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
1		£0.49

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,465,533.........4.069%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Inter-Alliance Group
Released	11:53 8 Apr 2004
Number	5042X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................08/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................07/04/2004......................................

Dealing in (name of company)

... Inter-Alliance Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 1p...

2.

Amount bought	Amount Sold	Price per unit
1		£0.0209

3. Resultant total of the same class owned or controlled (and percentage of class)

..........72,361,477..........7.970%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Profile Therapeutics
Released	11:57 8 Apr 2004
Number	5048X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................08/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................07/04/2004......................................

Dealing in (name of company)

... Profile Therapeutics plc...............

1. Class of securities (eg ordinary shares)

.........Ord 2p...

2.

Amount bought	Amount Sold	Price per unit
1		£0.49

3. Resultant total of the same class owned or controlled (and percentage of class)

..........2,766,007..........5.628%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:58 8 Apr 2004
Number	5328X

1) Name of company:

HBOS plc

2) Name of Director:

(a) James Crosby

(b) Mike Ellis

(c) Phil Hodkinson

(d) Andy Hornby

(e) Colin Matthew

(f) George Mitchell

3) Is holding in own name/wife's name or non-beneficial: N/A

4) Name of registered holder: N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) to (f) - Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Directors have been granted conditional awards of shares under the HBOS plc Long Term Executive Bonus Plan (the 'Plan').

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: N/A

14) Date company informed: N/A

15) Total holding following this notification: N/A

16) Total percentage holding of issued class following this notification: N/A

17) Date of Award: 31 March 2004. (Effective from 1 January 2004)

18) Period during which or date on which exercisable:

Release Date – March 2007

19) Total amount paid (if any) for grant of the Award: (a) to (f) Nil

20) Description of shares or debentures involved, class, number:

(all Ordinary Shares of 25p each)

(a) 108,089

(b) 75,313

(c) 55,788

(d) 80,195

(e) 54,393

(f) 75,313

(up to 200% of the number of shares awarded may vest on the Release Date, subject to performance conditions as defined in the Rules of the Plan)

21) Share Grant Price: (a) to (f) – 717p (Shares acquired under the Plan are acquired free of charge but subject to performance conditions as defined in the Rules of the Plan)

22) Total number of shares or debentures over which options and awards are held following this notification:

(all Ordinary Shares of 25p each)

(a) 288,962

(b) 208,125

(c) 204,851

(d) 197,739

(e) 399,611

(f) 429,848

23) Contact name for queries: Gail Stivey

24) Contact telephone number: 0131 243 7029

25) Name of company official responsible for making notification: Gail Stivey

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Taylor & Francis Grp
Released	10:33 13 Apr 2004
Number	5497X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................13/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.........................08/04/2004......................................

Dealing in (name of company)

... Taylor & Francis Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5p...

2.

Amount bought	Amount Sold	Price per unit
	121,087	£5.855

3. Resultant total of the same class owned or controlled (and percentage of class)

.........2,433,137...........(2.828%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Homeserve Plc
TIDM	HSV
Headline	Holding(s) in Company
Released	15:05 13 Apr 2004
Number	5670X

RNS Number:5670X
Homeserve Plc
13 April 2004

On 8 April 2004, the Company was informed, in accordance with Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material interest in 1,920,219 ordinary shares of 12.5 pence each in the Company - 3.770% of the issued shares.

13 April 2004

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	10:12 14 Apr 2004
Number	5891X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 263

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 736.06p

13) Date of transaction: 13 April 2004

14) Date company informed: 13 April 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,513,492 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - De Vere Group plc
Released	10:37 15 Apr 2004
Number	6379X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

...15/04/2004...

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

...14/04/2004...

Dealing in (name of company)

...DE VERE GROUP plc...

1. Class of securities (eg ordinary shares)

...Ord 22 2/9p...

2.

Amount bought	Amount sold	Price per unit
32,400		£4.635

3. Resultant total of the same class owned or controlled (and percentage of class)

.........1,737,336.........1.520%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

... .

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Woolworths Group PLC
TIDM	WLW
Headline	Holding(s) in Company
Released	09:54 16 Apr 2004
Number	6809X

WOOLWORTHS GROUP PLC

RNS Number:6809X
Woolworths Group PLC
16 April 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

WOOLWORTHS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT STATED

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE NOTIFICATION BELOW

5) Number of shares/amount of stock acquired.

NOT STATED

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 12.5P EACH

10) Date of transaction

NOT STATED

11) Date company informed

15 APRIL 2004

12) Total holding following this notification

56,919,222

13) Total percentage holding of issued class following this notification

4.03%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JONATHAN BLOOM
0207 706 5033

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 16TH APRIL 2004

LETTER TO: WOOLWORTHS GROUP PLC DATED 15TH APRIL 2004

Companies Act 1985 (as amended)(the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 12.5p shares comprising part of the relevant share capital of Woolworths Group plc ("the Company")

Pursuant to Section 198 of the Act we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act), in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder	Fund	Number of Share Held:	Percentage Holding
Chase Nominees a/c CMIG	1105	5,314,773	0.376%
Chase Nominees a/c CMIG	2304	16,322,472	1.156%
Chase Nominees a/c CMIG	2314	17,330,000	1.227%
Chase Nominees Ltd	WP	7,425,861	0.526%

HSBC Global Custody Nominees (UK) Ltd a/c 921561	SJP RF03	1,530,330	0.108%
HSBC Global Custody Nominees (UK) Ltd a/c 921548	SJP RF04	555,070	0.039%
HSBC Global Custody Nominees (UK) Ltd a/c 921573	SJP RF02	1,940,940	0.137%
HSDL Nominees Ltd	N/A	97	0.000%
Morgan Nominees Ltd	HPFO	106,000	0.008%
Morgan Nominees Ltd	HXPEN	129,000	0.009%
Morgan Nominees Ltd	HPBA	139,000	0.010%
Morgan Nominees Ltd	HLFO	1,881,432	0.133%
Morgan Nominees Ltd	HLBA	2,122,062	0.150%
Morgan Nominees Ltd	HXLFE	2,122,185	0.150%
Aggregate (material) holding of HBOS group		56,919,222	4.030%

LETTER FROM: HBOS PLC

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mentmore plc
Released	11:08 16 Apr 2004
Number	6869X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................16/04/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................15/04/2004.......................................

Dealing in (name of company)

... Mentmore plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
540		£1.075

3. Resultant total of the same class owned or controlled (and percentage of class)

..........10,884,628..........5.977%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Berkeley Berry Birch
Released	11:01 19 Apr 2004
Number	7355X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................19/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................16/04/2004......................................

Dealing in (name of company)

...Berkeley Berry Birch plc................

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
1		£0.177

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,249,262...........(4.729%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mentmore plc
Released	11:07 19 Apr 2004
Number	7362X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................19/04/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................16/04/2004.......................................

Dealing in (name of company)

... Mentmore plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
1		£1.10

3. Resultant total of the same class owned or controlled (and percentage of class)

..........10,884,629..........5.977%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

* *References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Inter-Alliance group
Released	11:10 19 Apr 2004
Number	7364X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................19/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................16/04/2004......................................

Dealing in (name of company)

... Inter-Alliance Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 1p...

2.

Amount bought	Amount Sold	Price per unit
1		£0.0175

3. Resultant total of the same class owned or controlled (and percentage of class)

..........72,361,478..........7.970%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	14:12 19 Apr 2004
Number	7492X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Shar

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Direc

The shares disposed of were transferred in terms of the Rules of the Scheme to the k

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 213

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 19 April 2004

14) Date company informed: 19 April 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Owner

4,513,279 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notificat

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	10:41 19 Apr 2004
Number	7326X

HBOS plc.

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 240,000 Ordinary shares of 25p each under the Bank of Scotland SAYE Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:22 20 Apr 2004
Number	7910X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................20/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................19/04/2004......................................

Dealing in (name of company)

...WH Smith plc...............

1. Class of securities (eg ordinary shares)

........Ord 55 5/9p..

2.

Amount bought	Amount Sold	Price per unit
2		£3.465

3. Resultant total of the same class owned or controlled (and percentage of class)

........6,883,970..........(2.748%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Phytopharm PLC
TIDM	PYM
Headline	Holding(s) in Company
Released	13:38 20 Apr 2004
Number	8024X

RNS Number:8024X
Phytopharm PLC
20 April 2004

Re: Notification of Major Interests in Shares

The Company received notification on 19 April 2004 from HBOS plc that HBOS plc has a material interest (for the purposes of Sections 208 and 209 of the Act) in 1,736,654 Ordinary shares of 1p. This represents 4.06% of the issued share capital. Details of the interest are set out below:

HDSL Nominees Limited	9
HSBC Global Custody Nominees (UK) Ltd a/c 823733	30,596
HSBC Global Custody Nominees (UK) Ltd a/c 823721	35,930
HSBC Global Custody Nominees (UK) Ltd a/c 823587	310,987
HSBC Global Custody Nominees (UK) Ltd a/c 823575	434,448
HSBC Global Custody Nominees (UK) Ltd a/c 823496	924,684

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:19 21 Apr 2004
Number	8328X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (a) 255 (b) 129

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (a) 740.56p (b) 741.09p

13) Date of transaction: (a) and (b) 20 April 2004

14) Date company informed: (a) and (b) 20 April 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,512,895 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:33 21 Apr 2004
Number	8404X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................21/04/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................20/04/2004.......................................

Dealing in (name of company)

...WH Smith plc...............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p..

2.

Amount bought	Amount Sold	Price per unit
5		£3.466

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,975...........(2.748%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Cox Insurance Hldgs
Released	11:21 22 Apr 2004
Number	8884X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of *securities in which dealings have been made.*

Date of Disclosure

.............................22/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................21/04/2004......................................

Dealing in (name of company)

... Cox Insurance Holdings plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	50,000	£0.81

3. Resultant total of the same class owned or controlled (and percentage of class)

.........12,298,904..........(3.920%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:23 22 Apr 2004
Number	8887X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................22/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................21/04/2004......................................

Dealing in (name of company)

...WH Smith plc...............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p..

2.

Amount bought	Amount Sold	Price per unit
2		£3.48

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,977...........(2.748%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Cox Insurance Hldgs
Released	11:24 23 Apr 2004
Number	9403X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of *securities in which dealings have been made.*

Date of Disclosure

..............................23/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................22/04/2004......................................

Dealing in (name of company)

... Cox Insurance Holdings plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	614,473	£0.821

3. Resultant total of the same class owned or controlled (and percentage of class)

.........11,684,431...........(3.724%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:35 23 Apr 2004
Number	9426X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................23/04/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......................22/04/2004.....................................

Dealing in (name of company)

...WH Smith plc..............

1. Class of securities (eg ordinary shares)

........Ord 55 5/9p..

2.

Amount bought	Amount Sold	Price per unit
2		£3.5825

3. Resultant total of the same class owned or controlled (and percentage of class)

........6,883,979..........(2.748%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:13 23 Apr 2004
Number	9526X

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 23 April 2004 that 441 ordinary shares of 25p each have been released by HBOS plc Employee Trust Limited (the 'Trustee').

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,647,598 shares still held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:53 23 Apr 2004
Number	9606X

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (a) 145 (b) 112

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (a) 748.2p (b) 747.06p

13) Date of transaction: (a) and (b) 23 April 2004

14) Date company informed: (a) and (b) 23 April 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,512,638 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - De vere Group plc
Released	11:31 26 Apr 2004
Number	9868X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

...26/04/2004..

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

...23/04/2004..

Dealing in (name of company)

...DE VERE GROUP plc..

1. Class of securities (eg ordinary shares)

...Ord 22 2/9p..

2.

Amount bought	Amount sold	Price per unit
1		£4.3397

3. Resultant total of the same class owned or controlled (and percentage of class)

..........1,737,337..........1.519%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:32 26 Apr 2004
Number	9869X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..........................26/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................23/04/2004......................................

Dealing in (name of company)

...WH Smith plc...............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p...

2.

Amount bought	Amount Sold	Price per unit
2		£3.59

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,981...........(2.748%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Cox Insurance Hldgs
Released	11:34 26 Apr 2004
Number	9872X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................26/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................23/04/2004......................................

Dealing in (name of company)

... Cox Insurance Holdings plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
1		£0.8363

3. Resultant total of the same class owned or controlled (and percentage of class)

.........11,684,432...........(3.724%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wintrust plc
Released	11:37 26 Apr 2004
Number	9876X

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................26/04/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................23/04/2004.......................................

Dealing in (name of company)

... Wintrust plc...............

1. Class of securities (eg ordinary shares)

.........Ord 20p...

2.

Amount bought	Amount Sold	Price per unit
1		£6.05

3. Resultant total of the same class owned or controlled (and percentage of class)

.........129,811...........(1.267%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	Polar Capital Technology Trust PLC
TIDM	PCT
Headline	Holding(s) in Company
Released	10:26 27 Apr 2004
Number	0328Y

RNS Number:0328Y
Polar Capital Technology Trust PLC
27 April 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Polar Capital Technology Trust PLC

2. Name of shareholder having a major interest

HBOS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominess Ltd A/C WP 4,454,628 Shares
HSDL Nominees Ltd 22 Shares

5. Number of shares / amount of stock acquired

6. Percentage of issued class

3.0%

7. Number of shares / amount of stock disposed

1,076,675

8. Percentage of issued class

0.72%

9. Class of security

Ordinary Shares

10. Date of transaction

11. Date company informed

26 April 2003

12. Total holding following this notification

4,454,650

13. Total percentage holding of issued class following this notification

3.0%

14. Any additional information

15. Name of contact and telephone number for queries

Neil Taylor

16. Name and signature of authorised company official responsible for making this notification

Neil Taylor
For and on behalf of Polar Capital Secretarial Services
Corporate Secretaries

Date of notification

27 April 2004

END

Company	HBOS PLC
TIDM	HBOS
Headline	HBOS AGM Statement
Released	11:30 27 Apr 2004
Number	0372Y

HBOS AGM STATEMENT 2004

The following is an extract from the statement made by Dennis Stevenson, Chairman of HBOS plc at the company's Annual General Meeting held today, 27th April 2004, in Birmingham:-

"HBOS has made a good start to the year with trading to date in line with market expectations. We remain committed to the challenging targets that we have set for 2004."

The housing market is robust with house price growth likely to end the year much stronger than originally forecast. This and the anticipated impact of rises in interest rates during the year will see HBOS peg its share of mortgage lending at or below its stock share.

In the HBOS Retail Division, sales volumes are on target. Retail margins are currently impacted by LIBOR related wholesale funding costs but anticipated base rate moves, coupled with stringent cost control should ensure retail profitability in line with our expectations. Credit quality performance and indicators are in line with our expectations with provisioning showing a stable trend.

In the new Corporate Division, increasing activity levels in the market underpin further controlled asset growth and associated fee income. Credit quality is stable.

Investment product sales and general insurance premiums are running usefully ahead of last year.

In the newly established International Division, the first quarter's performance in both Ireland and Australia is encouraging.

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include HBOS's future strategies, business plans, and results and are based on the current expectations of the directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT developments, competitive and general operating conditions.

Enquiries:

Investor Relations

Charles Wycks
Mobile: 07747 790456

John Hope
Tel: 0131 243 5508
Mobile: 07836 701348

Media

Shane O'Riordain
Mobile: 07770 544585

Mark Hemingway
Tel: 01422 333253
Mobile: 07831 390751

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:37 27 Apr 2004
Number	0385Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................27/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................26/04/2004......................................

Dealing in (name of company)

...WH Smith plc...............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p...

2.

Amount bought	Amount Sold	Price per unit
	33	£3.6175

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,948...........(2.748%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Vernalis PLC
TIDM	VER
Headline	Holding(s) in Company
Released	14:51 27 Apr 2004
Number	0496Y

Vernalis

RNS Number:0496Y
Vernalis PLC
27 April 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Vernalis plc

2. Name of shareholder having a major interest
HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of shareholder named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSDL Nominees Ltd	47
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF83)	108,547
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF92)	115,873
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF91)	1,178,523
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF82)	1,825,038
HSBC Global Custody Nominees (UK) Ltd (Fund SJP RF79)	3,832,095

5. Number of shares / amount of stock acquired
Not disclosed

6. Percentage of issued class
Not disclosed

7. Number of shares / amount of stock disposed
Not disclosed

8. Percentage of issued class
Not disclosed

9. Class of security
Ordinary 5p shares

10. Date of transaction
Not disclosed

11. Date company informed
Notification received 27 April 2004

12. Total holding following this notification
7,060,123 shares

13. Total percentage holding of issued class following this notification
4.97 per cent (based on issued share capital of 142,126,883 Ordinary 5p shares)

14. Any additional information

15. Name of contact and telephone number for queries
Stephen Powers, 0118 989 9336

16. Name and signature of authorised company official responsible for making this notification
Tony Weir, Chief Financial Officer

Date of notification
27 April 2004

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Company	HBOS PLC
TIDM	HBOS
Headline	HBOS plc Ins. & Inv. Seminar
Released	09:00 28 Apr 2004
Number	0658Y

HBOS plc INSURANCE & INVESTMENT Seminar – 28TH APRIL 2004

HBOS plc is holding an Insurance & Investment Seminar at 10.30am today with the presentation slides and speeches available via live audio cast at www.hbosplc.com. The audio cast can subsequently be viewed at the same website address later this afternoon.

Investor Relations Contacts:

We can be contacted today on telephone number (020) 7905 9600 or subsequently on the following numbers:

Charles Wycks
Director of Investor Relations
Tel 0131 243 5509
Mob 07747 790456

John Hope
Director, Investor Relations
Tel 0131 243 5508
Mob 07836 701348

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Company	HBOS PLC
TIDM	HBOS
Headline	Result of AGM
Released	10:48 28 Apr 2004
Number	0821Y

ANNUAL GENERAL MEETING OF HBOS plc

-

Following the Annual General Meeting held on Tuesday 27 April 2004, at the International Convention Centre, Broad Street, Birmingham, B1 2EA, all resolutions were passed.

A poll was held on each of the resolutions and the results are detailed below.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES WITHHEL
1. Receive the Report and Accounts	1,855,599,453	99.77	4,260,752	0.23	15,748,04
2. Approval of Remuneration Report	1,750,199,059	96.75	58,808,901	3.25	65,271,20
3. Declare a final dividend	1,823,189,164	99.98	427,558	0.02	52,054,01
4. Election of Kate Nealon	1,856,911,515	99.57	7,947,615	0.43	10,477,17
5. Election of David Shearer	1,858,913,337	99.62	7,176,698	0.38	10,443,92
6. Re-election of James Crosby	1,846,335,658	99.54	8,610,239	0.46	21,916,36
7. Re-election of Phil Hodkinson	1,858,595,018	99.55	8,316,043	0.45	9,833,02
8. Re-election of Brian Ivory	1,858,337,099	99.54	8,505,447	0.46	9,904,58
9. Re-appointment of Auditors	1,823,632,405	99.96	19,145,750	1.04	33,436,24
10. Authority to allot shares for cash	1,860,153,674	99.28	13,470,049	0.72	1,445,85
11. Authority to repurchase Ordinary shares	1,860,542,433	99.68	5,920,438	0.32	10,328,80
12. Approval of political donations and expenditure	1,772,606,167	96.48	64,714,491	3.52	38,542,97
13. Approval to alter the Articles of Association	1,846,661,536	99.61	7,284,863	0.39	22,007,01

In accordance with the provisions of paragraph 9.31 of the Listing Rules copies of the relevant resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel No 020 7676 1000

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - London Bridge Soft
Released	11:47 28 Apr 2004
Number	0882Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................28/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................27/04/2004......................................

Dealing in (name of company)

...London Bridge Software Holdings plc..............

1. Class of securities (eg ordinary shares)

.........Ord 1p...

2.

Amount bought	Amount Sold	Price per unit
1		£0.933

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,433,044...........(2.594%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:48 28 Apr 2004
Number	0885Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................28/04/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................27/04/2004......................................

Dealing in (name of company)

...WH Smith plc...............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p...

2.

Amount bought	Amount Sold	Price per unit
1		£3.6213

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,949..........(2.748%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Domestic & General Group PLC
TIDM	DGG
Headline	Holding(s) in Company
Released	10:47 29 Apr 2004
Number	1364Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

DOMESTIC & GENERAL GROUP PLC

2. Name of shareholder having a major interest

HBOS plc and subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT GIVEN

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

UNKNOWN – NOT NOTIFIED

8. Percentage of issued class

UNKNOWN – NOT NOTIFIED

9. Class of security

ORDINARY 10P SHARES

10. Date of transaction

UNKNOWN – NOT NOTIFIED

11. Date company informed

28 APRIL 2004

12. Total holding following this notification

BELOW 3%

13. Total percentage holding of issued class following this notification

NOT SUPPLIED

14. Any additional information

NOTIFICATION STATES THAT HBOS PLC AND ITS SUBSIDIARIES NO LONGER HAVE A MATERIAL INTEREST IN THE COMPANY'S SHARES FOR THE PURPOSES OF SECTIONS 208 AND 209 COMPANIES ACT 1985 (AS AMENDED).

15. Name of contact and telephone number for queries

PHILIP WHITE – 020 8879 8611

16. Name and signature of authorised company official responsible for making this notification

A.P.WHITE – SECRETARY

Date of notification

29.04.04

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:28 29 Apr 2004
Number	1394Y

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 28 April 2004 that on 23 April 2004, 44,001 ordinary shares of 25p each were released by the Trustee. Of these shares, 18,040 were sold on Friday 23 April 2004 at £7.365 per share.

Also, on 26 April 2004, a further 2,828 ordinary shares of 25p each were released by the Trustee.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,600,769 shares still held by the Trustee.

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Company	Woolworths Group PLC
TIDM	WLW
Headline	Holding(s) in Company
Released	13:27 29 Apr 2004
Number	1494Y

WOOLWORTHS GROUP PLC

RNS Number:1494Y
Woolworths Group PLC
29 April 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

WOOLWORTHS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT STATED

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE NOTIFICATION BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

NOT STATED

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 12.5P EACH

10) Date of transaction

NOT STATED

11) Date company informed

27 APRIL 2004

12) Total holding following this notification

56,429,202

13) Total percentage holding of issued class following this notification

3.99%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JONATHAN BLOOM
0207 706 5033

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 29TH APRIL 2004

LETTER TO: WOOLWORTHS GROUP PLC DATED 27TH APRIL 2004

Companies Act 1985 (as amended)(the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 12.5p shares comprising part of the relevant share capital of Woolworths Group plc ("the Company")

Pursuant to Section 198 of the Act we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act), in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder	Fund	Number of Share Held:	Percentage Holding
HSDL Nominees Ltd	N/A	100	0.000%
Morgan Nominees Ltd	HPFO	112,756	0.008%
Morgan Nominees Ltd	HXPEN	129,000	0.009%
Morgan Nominees Ltd	HPBA	141,484	0.010%
HSBC Global Custody Nominees (UK) Ltd a/c 921548	SJP RF04	513,500	0.036%

HSBC Global Custody Nominees (UK) Ltd a/c 921561	SJP RF03	1,380,540	0.098%
HSBC Global Custody Nominees (UK) Ltd a/c 921573	SJP RF02	1,744,090	0.123%
Morgan Nominees Ltd	HLFO	1,881,432	0.133%
Morgan Nominees Ltd	HLBA	2,122,062	0.150%
Morgan Nominees Ltd	HXLFE	2,122,185	0.150%
Chase Nominees a/c CMIG	1105	5,314,773	0.376%
Chase Nominees Ltd	WP	7,425,861	0.526%
Chase Nominees a/c CMIG	2304	16,211,419	1.148%
Chase Nominees a/c CMIG	2314	17,330,000	1.227%
Aggregate (material) holding of HBOS group		56,429,202	3.995%

LETTER FROM: HBOS PLC

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - De Vere Group plc
Released	11:54 30 Apr 2004
Number	1968Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

...30/04/2004...

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

...29/04/2004...

Dealing in (name of company)

...DE VERE GROUP plc...

1. Class of securities (eg ordinary shares)

...Ord 22 2/9p...

2.

Amount bought	Amount sold	Price per unit
1		£4.488

3. Resultant total of the same class owned or controlled (and percentage of class)

..........1,737,338..........1.519%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - London Bridge Soft
Released	11:56 30 Apr 2004
Number	1972Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................30/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................29/04/2004......................................

Dealing in (name of company)

...London Bridge Software Holdings plc..............

1. Class of securities (eg ordinary shares)

.........Ord 1p..

2.

Amount bought	Amount Sold	Price per unit
1		£0.932

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,433,045...........(2.594%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Inter-Alliance Group
Released	11:57 30 Apr 2004
Number	1975Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................30/04/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................29/04/2004......................................

Dealing in (name of company)

... Inter-Alliance Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 1p..

2.

Amount bought	Amount Sold	Price per unit
1		£0.014

3. Resultant total of the same class owned or controlled (and percentage of class)

..........72,361,479..........7.970%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WH Smith plc
Released	11:58 30 Apr 2004
Number	1977Y

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................30/04/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......................29/04/2004.....................................

Dealing in (name of company)

...WH Smith plc..............

1. Class of securities (eg ordinary shares)

.........Ord 55 5/9p..

2.

Amount bought	Amount Sold	Price per unit
1		£3.58

3. Resultant total of the same class owned or controlled (and percentage of class)

.........6,883,950...........(2.748%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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